EDGAR CORRESPONDENCE

January 20, 2015

Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention: Jeff Long

Re:            Selected American Shares, Inc. Annual Report dated December 31, 2013

Dear Mr. Long:

You have asked Selected American Shares, Inc. ("Registrant") to file a correspondence letter reflecting the Registrant's responses to SEC oral comments related to its Annual Report dated December 31, 2013. SEC comments are in bold, Registrant responses immediately follow.

Please confirm that the Report of Independent Registered Public Accounting Firm dated February 20, 2014 and filed with the Registrants Filing has been appropriately signed.

We confirm that the Report of Independent Registered Public Accounting Firm dated February 20, 2014 and issued by KPMG LLP was a signed copy. A true copy is attached to this letter for your convenience.

The statement of assets and liabilities must include separate information broken out if any payable is to Directors/Trustees of the Registrant.

We confirm that no portion of the payable figures is related to a payable due to Directors/Trustees of the Registrant.

Tandy Representations

Selected American Shares, Inc. ("Registrant") acknowledges that

1. The Registrant is responsible for the accuracy and adequacy of the disclosures in the Registrant's filings;

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Registrant filings or in response to staff comments on Registrant filings.

Please call the undersigned at (520) 434-3778 with any comments or questions.

Respectfully,

/s/ Ryan Charles
     Ryan Charles
     Vice President & Secretary